

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2012

<u>Via E-mail</u>
Gabriel Mendez
President
Comp Services, Inc.
414 S. Almansor St.
Alhambra, CA 91801

Re: Comp Services, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed March 14, 2012
File No. 333-178631

Dear Mr. Mendez:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment 1 in our letter dated March 5, 2012 and the related revisions to your disclosure. It is not sufficient to state that the selling shareholders "may" be deemed to be underwriters. Additionally, the selling shareholders must sell their shares at a fixed price for the duration of the offering. Please clarify throughout the prospectus that the selling shareholders are underwriters and include a fixed price at which the selling shareholders will sell the securities for the duration of the offering. In making your revisions, identify the selling shareholders as underwriters and state that they will offer their shares at a fixed price for the duration of the offering on the Prospectus Cover Page and in the Prospectus Summary, Selling Shareholders and Plan of Distribution sections of your prospectus, and elsewhere as appropriate. Please also remove any reference to the ability of the selling shareholders to offer shares at prevailing market prices.

Financial Statements, page F-1

2. Please update the financial statements and related financial information included in the filing, as necessary, to comply with Rule 8-08 of Regulation S-X as of the date of your filing.

3. Since you generated revenue in the quarter ended January 31, 2012, please ensure you include a revenue recognition accounting policy in the footnotes to your interim financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323, or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Brigitte Lippmann   for

Mara L. Ransom
Assistant Director

cc: Gregg E. Jaclin, Esq.
       Anslow & Jaclin, LLP